HOUSEHOLD



Edgar Ancona

Managing Director - Treasurer

TREASURY OVERVIEW

- **Interest Rate Risk Management**

- Liquidity Risk Management

- 2001 Funding Review

- 2002 Funding Objectives

HOUSEHOLD

INTEREST RATE RISK MANAGEMENT

- Household has a limited appetite for interest rate risk
- Consolidated IRR measured by:
    - Two standard deviation interest rate shock on existing balance sheet
    - Two standard deviation rate move on forecasted balance sheet
    - Gradual 200 bp rate increase over next 12 months
    - Additional "what if" analyses performed as needed
- Prime/LIBOR spread monitored

HOUSEHOLD

INTEREST RATE RISK MANAGEMENT

- Gradual 200 bp rise in rates over a 12 month period = EPS impact ($0.17)

- 20 bp narrowing of Prime/LIBOR spread = EPS impact of ($0.05)

- Swaps utilized to adjust IRR position
    - Current derivative notional - $45.5 billion
    - Exposure to 38 banks - Top ten constitute 71%
    - 99% of counterparty exposure with banks rated A+ or better; 88% with banks rated AA or better

HOUSEHOLD

USE OF DERIVATIVES

- Derivatives used:
  - Primarily interest rate swaps and foreign currency swaps
  - Manage exposure to fluctuations in interest rates and foreign currency exchange rates
- No exposure to leveraged or exotic derivatives
- Do not speculate on interest rates or foreign currency market exposure

HOUSEHOLD

DERIVATIVE ACCOUNTING - FAS NO. 133

- FAS No. 133 adopted January 1, 2001

- Substantially all our derivative instruments qualify as effective hedges resulting in no material income statement volatility

- 71% of our swap portfolio represent cash flow hedges, where all critical terms of the derivative match the critical terms of the hedged item

- For cash flow hedges:
  - Equity volatility created as changes in the derivative value are included in equity (OCI)
  - Earning impact recognized in same period as the hedged item affects earnings

HOUSEHOLD

DERIVATIVE ACCOUNTING - FAS NO. 133

- Negative unrealized equity mark of $700 million at 12/31/01

  - Direct result of decision to limit interest rate risk in a declining rate environment

  - $392 million of this unrealized loss will be reclassified to earnings within one year

  - The earnings impact of the unrealized loss will be offset by decreased interest expense on the hedged item

HOUSEHOLD

TREASURY OVERVIEW

- Interest Rate Risk Management

- **Liquidity Risk Management**

- 2001 Funding Review

- 2002 Funding Objectives

HOUSEHOLD

LIQUIDITY RISK MANAGEMENT

- Primary Treasury focus

- Traditional funding sources will meet current and future liquidity requirements

- However, as a result of 9/11 and recent market events, we are further diversifying funding through:

  – Alternative product offerings

  – Broadening investor base

  – Expanding geographic distribution

HOUSEHOLD

CURRENT LIQUIDITY APPROACH

- Reduced commercial paper balances from $8.5 billion at 12/31/01 to $5.8 billion at 3/31/02
  - Lengthened average maturity to 33 days from 29 days at 12/31/01
- $1 billion in money market liquidity portfolio at 3/31/02
- Plan to maintain approximately $10 billion in committed backstops
- Supplemented backstop liquidity with additional undrawn ABS conduits
  - Current undrawn conduit capacity of $5.4 billion
  - Greater than 100% of CP outstanding, net of investments

HOUSEHOLD

CURRENT LIQUIDITY APPROACH

- Balance sheet liquidity further strengthened through enhanced ABS activity
  - Planned ABS issuance of $11 - $14 billion vs $7 billion in 2001
  - Demonstrated liquidity of real estate portfolios
    - Securitized $1 billion of HFC branch-originated product in 1Q 2002 (financing transaction)
    - Completed 1Q sale of $0.9 billion in wholesale-originated product
    - Funded $0.5 billion of HFC branch-originated product with a conduit draw in 1Q
    - Conduit/warehouse facilities established for possible future use
- Will securitize all major asset classes

HOUSEHOLD

CURRENT LIQUIDITY APPROACH

- Emphasize the hallmarks of HFC debt issuance programs: diversifying investor base, maturity extension and large liquid institutional deals

- In first quarter 2002:
    - Issued $2.5 billion 5-year Global to 246 investors
    - Issued $0.7 billion equivalent of 10-year Sterling to 50 investors
    - Issued $1.5 billion of retail MTNs
    - Issued $1.0 billion of institutional-placed MTNs
    - Issued $54 million equivalent of 3-year Czech Koruna

HOUSEHOLD

RATING AGENCY RELATIONSHIPS

- Committed to maintaining current credit ratings

- Meet regularly with each agency

- Maintain frequent dialogue outside of meetings

- Currently addressing Fitch outlook issues through the demonstrated liquification of real estate secured receivables

HOUSEHOLD

RETAIL NOTE PROGRAM

- Sustainable market
  - Increasing number of issuers generating more retail broker focus
  - Fixed coupon attractive to aging population
- Non-callable product introduced in April 2001
  - Issued $788 million in 2001
- Callable product introduced in 2002
  - Issued $1.5 billion as of 3/31/02
  - Average original maturity - 11 years
  - Average original maturity - 3 years if called
  - Greater A/L flexibility than traditional CDs or bullet MTNs

HOUSEHOLD

LIQUIDITY RISK MANAGEMENT

- Managing liquidity risk begins with annual planning process

  – Legal vehicle funding plans developed

  – IRR position drives fixed/floating decision

  – Debt maturity schedule and market conditions drive maturity decision

  – Funding plans adjusted weekly to accommodate shifting product mix and market environment

HOUSEHOLD

LIQUIDITY RISK MANAGEMENT

- Several analyses used to measure liquidity risk
  - Maximum Cumulative Outflow (MCO)
    - Analyzes balance sheet maturities and generates cumulative net cash outflow by time period over 5-year horizon
    - Limits reviewed by Finance Committee
  - Debt maturity profile
    - Limits rollover risk

LIQUIDITY RISK MANAGEMENT

- **Maximum Cumulative Outflow (MCO)**

  Net cash outflow as a percent of managed funding declines in all periods measured

	Largest Monthly Outflow	Cumulative 12-Month Outflow				
Limit*	15%	20%				
		Yr. 1	Yr. 2	Yr. 3	Yr 4	Yr. 5
12/31/99	10.7%	8.1%	7.7%	5.6%	4.6%	2.1%
12/31/00	9.0%	5.0%	7.5%	5.6%	0.9%	(0.9%)
12/31/01	7.0%	3.0%	1.1%	(3.2%)	(4.9%)	(8.7%)
02/28/02	5.7%	1.1%	(1.8%)	(8.8%)	(11.1%)	(16.0%)
Net Cash Outflow ($ in Billions)	$5.7	$1.1	$1.8	($8.7)	($11.0)	($15.9)

Limit based on percent of managed funding

HOUSEHOLD

LIQUIDITY RISK MANAGEMENT

- Liquidity Risk Analyses
  - Contingency funding scenarios
    - Short and long-term interruptions
    - General market and company-specific events
    - Under a wide variety of scenarios, Household continues to satisfy its funding objectives without utilizing backstops
  - Additional analyses performed as needed
    - Fund potential acquisitions

HOUSEHOLD

TREASURY OVERVIEW

- Interest Rate Risk Management

- Liquidity Risk Management

- **2001 Funding Review**

- 2002 Funding Objectives

HOUSEHOLD

DIVERSIFIED FUNDING MIX



Consolidated as of December 31, 2001

2001 Key Accomplishments

- Managed funding grew $12.9 billion

  - Issued $6.0 billion with maturities 5 years and longer

- Increased issuance of large, liquid debt transactions

HOUSEHOLD

2001 Key Accomplishments

- Broadened investor base
  - Met with 444 debt/ABS investors
  - Continued issuing in the Japanese and Australian markets
  - Spoke at 8 fixed income/ABS conferences
- Increased public ABS issuance with nine transactions in four different asset classes

HOUSEHOLD

TREASURY OVERVIEW

- Interest Rate Risk Management

- Liquidity Risk Management

- 2001 Funding Review

- **2002 Funding Objectives**

HOUSEHOLD

2002 KEY FUNDING OBJECTIVES

- Maintain credit ratings

- Provide fairly priced transactions

- Continue to use large USD global issues

- Increase issuance of public ABS transactions

- Reduce reliance on commercial paper

- Broaden worldwide investor marketing programs

- Establish warehouse lines for real estate product

HOUSEHOLD

2002 BANK LINES

HFC

- Launched new $4 billion, 364-day facility and new $900 million, 5-year facility to replace maturing facilities
  - $4.5 billion in 364-day facility (matures 4/26/02)
  - $0.93 billion in 5-year facility (matures 5/13/02)
- Asking banks to participate in new facilities based on relative amounts maturing in existing facilities and to consider commitment increases, as warranted
- 9 banks have already committed $2.2 billion to the 364-day facility and $550 million to the 5-year facility. Thank you!

HOUSEHOLD

2002 BANK LINES

HFC Bank plc

- Launching new 5-year facility to replace £207 million in syndicated commitments maturing this year

HFC Limited

- Renewing C$695 million 364-day facility in 11/02

HOUSEHOLD

2002 SHORT-TERM DEBT

HFC/HI

- Maintain backstop coverage in excess of 100%
- Current target of $5.5 - $6.0 billion, net of investments

HFC Bank plc

- Target average balance of £500 million

HFC Limited

- Target average commercial paper balance of C$450 million

HOUSEHOLD

2002 SECURITIZATIONS

HFC

- $11 - $14 billion of public transactions

- Net gains comparable with prior year

  – No gains on real estate securitizations

- Diversify and increase conduit/warehouse capacity for real estate loans

Foreign Subsidiaries

- HFC Bank plc plans two public securitizations totaling £500 - £550 million

HOUSEHOLD

2002 DEBT ISSUANCE

- Current funding plans include the put of our $1 billion convertible debt

- Full-year retail note issuance of $5 - $8 billion

- Full-year institutional debt issuance of $23 - $26 billion

  – As of 3/31/02 issued $4.2 billion

  – Total remaining needs of $19 - $22 billion

    – $7.5 - $10 billion in large USD transactions

    – $4 - $8 billion in USD MTNs

    – $1.5 - $2.5 billion in Euro transactions

    – $1.5 - $2.5 billion in other foreign offerings

HOUSEHOLD

2002 DERIVATIVE ACTIVITY

Project $15 - $20 Billion in Derivative Activity

- Actively manage interest rate risk
- Hedge FX exposure from non-dollar debt issuance and subsidiary capital investments
- Use plain vanilla swaps, caps and floors
- Continue focus on managing FAS 133 risk

HOUSEHOLD

BANK RESTRUCTURING

- Federal banking regulators adopted new capital guidelines for subprime lending activities in 2001

- In response to these guidelines, we contributed $1.15 billion to our bank subsidiaries in the 1Q 2002 to retain "well capitalized" designation

- Currently do not contemplate additional significant equity contributions

- To prospectively manage capital effectively, we will restructure our bank subsidiaries to streamline existing balance sheets and simplify the bank product mix

- Any changes will not materially impact how we operate or fund our businesses

HOUSEHOLD

2002 FUNDING SUMMARY

Household Will Continue To:

- Provide access to senior management
- Be responsive to investor inquiry
- Consider proprietary/new ideas
- Award merit-based mandates
- Strengthen credit relationships

HOUSEHOLD

RELATIONSHIP GOALS

*Looking for full-service financial partners
who provide the following products/services:*

- Credit

- Debt, ABS and equity execution

- Research and active secondary market support

- Assistance in expanding investor base

- Merger and acquisition ideas

- Derivatives ideas and execution

- Competitively priced, fee-based services

HOUSEHOLD

HOUSEHOLD

THANK YOU FOR YOUR SUPPORT

HOUSEHOLD

SUPPLEMENTAL INFORMATION

2001 BANK LINE STATISTICS

HFC (12/31/01)

- $10.1 billion in back-up lines; 48 banks
- 5 distinct syndicated credit facilities
  - $4.5 billion matures 4/02
  - $0.9 billion matures 5/02
  - $0.4 billion matures 6/03
  - $0.5 billion matures 5/04
  - $3.7 billion matures 4/05
- 76% of commitments from banks rated Aa3 or better
- $400 million shared with HI

HOUSEHOLD

2001 BANK LINE STATISTICS

Foreign Subsidiaries (12/31/01)

HFC Bank plc

- £2.2 billion in credit lines
  - 23% of lines drawn
  - 9 distinct syndicated credit facilities
  - 65 banks
  - Various maturities to 2007

Household Financial Corporation Limited

- One C$695 million, 364-day revolver
- 8 banks; renews 11/02

HOUSEHOLD

2001 SHORT-TERM DEBT

HFC/HI Commercial Paper

- Averaged $8.6 billion
- Maintained backstop coverage of $10.1 billion
- 318 investors
- Individual investor limit of $450 million

2001 SECURITIZATIONS

- Public Transactions
  - $2.8 billion between four auto deals
  - $1.5 billion between two credit card deals
  - $1.5 billion between two real estate deals
  - $1.0 billion private label deal
- Conduits
  - $12.6 billion in facilities (12/31/01)

HOUSEHOLD

2001 TERM DEBT ISSUANCE

	Millions
HI/HFC	
MTNs	**$ 7,196**
Underwritten	
USD	7,000
Euro	1,400
Samurai	322
Kangaroo	238
	$16,156
HFC Bank plc	
MTNs	£150
Underwritten	€500
HFC Limited	
MTNs	C$600